Exhibit 99.1

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Betterware

Eau d'Arômes
JAFRA
SALUD ES BELLEZA 213300202D0929
JAFRA.

Betterware®

JAFRA

# Adjusted Earnings Releases from 3Q21 to 1Q23

As reported in our annual report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on May 15, 2023 (the “20-F”), during the preparation of the Company’s consolidated financial statements as of and for the 2022 period, management concluded that certain prior year errors that were deemed to be immaterial, on an individual and aggregate basis, to the Company’s previously reported consolidated financial statements as of and for the 2021 period under the SEC’s Staff Accounting Bulletin No. 99, could not be corrected on an out-of-period basis in the current year financial statements because to do so would cause a material misstatement in those financial statements. Due to the decrease in profit before taxes from 2021 to 2022, materiality levels in the 2022 period for accounting purposes decreased to approximately half of the materiality levels established in the 2021 period. Therefore, the Company referred to the guidance prescribed by the SEC’s Staff Accounting Bulletin No. 108 which specifies, among other things, that the errors must be corrected as an immaterial restatement of the prior year financial statements the next time those financial statements are filed.

Accordingly, we made corrections of immaterial errors related to our consolidated financial statements for the 2021 and the 2020 periods. We included the adjusted annual consolidated financial statements on the 20-F, but we are also including in this report the quarterly information adjusted for convenience of our investors.

Additionally, when preparing the consolidated financial statements of 2022, we identified some reclassifications and immaterial errors within the quarters which are also included in this report. Most of these reclassifications and immaterial errors are related to or derived from the homologation of accounting policies among the Company’s business group after the JAFRA’s acquisition (for further information, please refer to the 20-F). Such reclassifications and immaterial errors also impacted on the results for the first quarter of 2023. Therefore, we are also including adjusted financials with respect to such period. Below we provide a representation of the effects of these immaterial corrections:

The adjustments and reclassifications are related to the following matters:

A	Cut-off for revenue where control was not transferred to the customer.
B	Cost of inventory overstated on the international freight standard cost assumption; offset by overstated accruals liabilities on import expenses.
C	Cost of catalogues that had a non-GAAP treatment as prepaids and were expensed at the same time the revenues were realized; instead of when catalogues were received as IFRS states.
D	Immaterial provisions for labor matters not recorded.
E	Accrual for a tax contingency related to an income tax filing with the International Inspection Administration in México for FY 2010.
F	Accounting effects from changing reporting period from 52/53 weeks to fiscal year ended December 31 of every year.
G	Incorporation of GuruComm´s results from January to March 2022 to the Group profit and loss.
H	Reversal of amortization of Jafra´s brands (as per the PPA valuation, brands changed from defined to indefinite useful life).
I	Reclassification of certain Jafra’s cash balances from other assets related to collection by third parties (supermarkets, drugstores, etc.)
J	Reclassification from Jafra’s other assets to Income tax recoverable.
K	Reclassification from Jafra´s other assets to Goodwill after PPA valuation adjustments.
L	Cancelation of Jafra US retirement savings plan as the employees own it not the Company.
M	Reclassification from Jafra´s current Lease liability to non-current Lease liability.
N	Reclassification from Jafra´s selling expenses to administrative expenses.
O	Reclassification from Jafra´s distribution expenses to administrative expenses.
P	Reclassification of interest to trade accounts payable to related parties in cash flow
Q	Adjustment from Jafra´s other comprehensive income to Goodwill.
X	Others

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of September 30, 2021

(In Thousands of Mexican Pesos)

As of September 30, 2021

	Adjusted	Previously presented	Difference	Reference
Assets
Cash and cash equivalents	1,273,481	1,273,481	-
Trade accounts receivable, net	818,485	878,961	(60,476)	A
Accounts receivable from related parties	95,965	95,965	-
Inventories	1,235,516	1,207,080	28,436	A
Prepaid expenses	166,031	207,951	(41,920)	C
Derivative financial instruments	58,001	58,001	-
Other assets	51,733	51,733	-
Total current assets	3,699,212	3,773,172	(73,960)
Property, plant and equipment, net	1,053,631	1,053,631	-
Right of use assets, net	19,100	19,100	-
Deferred income tax	17,605	17,605	-
Investment in subsidiaries	26,310	26,310	-
Intangible assets, net	334,782	334,782	-
Goodwill	371,075	371,075	-
Other assets	3,292	3,292	-
Total non-current assets	1,825,795	1,825,795	-
Total assets	5,525,007	5,598,967	(73,960)
Liabilities and Stockholders’ Equity
Accounts payable to suppliers	2,045,266	2,045,266	-
Accrued expenses	191,257	188,288	2,969	D
Income tax payable	202,883	202,883	-
Value added tax payable	42,687	42,687	-
Trade accounts payable to related parties	27,302	27,302	-
Statutory employee profit sharing	19,567	19,567	-
Lease liability	6,129	6,129	-
Total current liabilities	2,535,091	2,532,122	2,969
Employee benefits	1,938	1,938	-
Deferred income tax	33,880	56,959	(23,079)	A, C, D
Lease liability	13,336	13,336	-
Long term debt and borrowings	1,507,080	1,507,080	-
Total non-current liabilities	1,556,234	1,579,313	(23,079)
Total Liabilities	4,091,325	4,111,435	(20,110)

Stockholders’ Equity	1,433,682	1,487,532	(53,850)	A, C, D
Total Stockholders’ Equity	1,433,682	1,487,532	(53,850)
Total Liabilities and Stockholders’ Equity	5,525,007	5,598,967	(73,960)

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on September 30, 2021

(In Thousands of Mexican Pesos)

For the three-months ended on September 30, 2021

	Adjusted	Previously presented	Difference	Reference
Net revenue	2,361,461	2,361,461	-
Cost of sales	1,032,998	1,032,998	-
Gross profit	1,328,463	1,328,463	-

Administrative expenses	285,444	285,444	-
Selling expenses	254,425	254,425	-
Distribution expenses	101,323	101,323	-
Total expenses	641,192	641,192	-

Share of results of subsidiaries	(882)	(882)	-

Operating income	686,389	686,389	-

Interest expense	(18,004)	(18,004)	-
Interest income	8,041	8,041	-
Unrealized gain in valuation of financial derivative instruments	192,880	192,880	-
Foreign exchange loss, net	(125,385)	(125,385)	-
Financing cost, net	57,532	57,532	-

Income before income taxes	743,921	743,921	-
Income taxes	230,564	230,564	-
Net income	513,357	513,357	-

For the three-months ended on September 30, 2021

Concept	Adjusted	Previously presented	Difference	Reference
Net income including minority interest	513,357	513,357	-
(+) Income taxes	230,564	230,564	-
(+) Financing cost, net	(57,532)	(57,532)	-
(+) Depreciation and amortization	22,057	22,057	-
EBITDA	708,446	708,446	-
EBITDA margin	30.0%	30.0%	-

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the nine-months ended on September 30, 2021

(In Thousands of Mexican Pesos)

For the nine-months ended on September 30, 2021

	Adjusted	Previously presented	Difference	Reference
Net revenue	7,857,599	7,857,599	-
Cost of sales	3,388,349	3,388,349	-
Gross profit	4,469,250	4,469,250	-

Administrative expenses	919,897	919,897	-
Selling expenses	824,757	824,757	-
Distribution expenses	403,452	403,452	-
Total expenses	2,148,106	2,148,106	-

Share of results of subsidiaries	(1,561)	(1,561)	-

Operating income	2,319,583	2,319,583	-

Interest expense	(47,123)	(47,123)	-
Interest income	16,642	16,642	-
Unrealized gain in valuation of financial derivative instruments	360,123	360,123	-
Foreign exchange loss, net	(311,503)	(311,503)	-
Financing cost, net	18,139	18,139	-

Income before income taxes	2,337,722	2,337,722	-
Income taxes	724,951	724,951	-
Net income	1,612,771	1,612,771	-

For the nine-months ended on September 30, 2021

Concept	Adjusted	Previously presented	Difference	Reference
Net income including minority interest	1,612,771	1,612,771	-
(+) Income taxes	724,951	724,951	-
(+) Financing cost, net	(18,139)	(18,139)	-
(+) Depreciation and amortization	58,472	58,472	-
EBITDA	2,378,055	2,378,055	-
EBITDA margin	30.3%	30.3%	-

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the nine-months ended on September 30, 2021

(In Thousands of Mexican Pesos)

	Adjusted	Previously presented	Difference	Reference
Cash flows from operating activities:
Profit for the period	1,612,771	1,612,771	-
Adjustments for:
Income tax expense recognized in profit of the year	724,951	724,951	-
Depreciation and amortization of non-current assets	58,472	58,188	284	X
Accounting effects from changing reporting	(14,217)	-	(14,217)	F
Interest income recognized in profit or loss	(16,642)	(16,642)	-
Interest expense recognized in profit or loss	47,123	47,123	-
Unrealized gain in valuation of financial derivative instruments	(360,123)	(360,123)	-
Share-based payment expense	7,902	7,902	-
Movements in not- controlling interest	1,561	1,561	-
Movements in working capital:
Trade accounts receivable	(83,459)	(121,155)	37,696	A
Trade accounts receivable from related parties	(95,965)	(95,965)	-
Inventory, net	49,156	66,946	(17,790)	A
Prepaid expenses and other assets	(50,456)	(50,456)	-
Accounts payable to suppliers and accrued expenses	(111,822)	(105,849)	(5,973)	A, C, D
Value added tax payable	15,984	15,984	-
Statutory employee profit sharing	12,213	12,213	-
Trade accounts payable to related parties	2,899	2,899	-
Income taxes paid	(612,323)	(612,323)	-
Employee benefits	260	260	-
Net cash generated by operating activities	1,188,285	1,188,285	-
Cash flows from investing activities:
Investment in subsidiaries	(26,102)	(26,102)	-
Payments for property, plant and equipment, net	(347,551)	(347,551)	-
Proceeds from disposal of property, plant and equipment, net	17,220	17,220	-
Interest received	16,642	16,642	-
Net cash used in investing activities	(339,791)	(339,791)	-
Cash flows from financing activities:
Repayment of borrowings	(646,554)	(646,554)	-
Proceeds from borrowings	1,527,080	1,527,080	-
Interest paid	(50,446)	(50,446)	-
Lease payment	(4,913)	(4,913)	-
Dividends paid	(1,050,000)	(1,050,000)	-
Net cash used in in financing activities	(224,833)	(224,833)	-
Net increase in cash and cash equivalents	623,661	623,661	-
Cash and cash equivalents at the beginning of the period	649,820	649,820	-
Cash and cash equivalents at the end of the period	1,273,481	1,273,481	-

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of December 31, 2021

(In Thousands of Mexican Pesos)

As of December 31, 2021

	Adjusted	Previously presented	Difference	Reference
Assets
Cash and cash equivalents	1,175,198	1,175,198	-
Trade accounts receivable, net	745,593	778,054	(32,461)	A
Accounts receivable from related parties	24	24	-
Inventories	1,286,155	1,339,378	(53,223)	A, B
Prepaid expenses	35,596	69,224	(33,628)	C
Derivative financial instruments	28,193	28,193	-
Other assets	81,988	81,988	-
Total current assets	3,352,747	3,472,059	(119,312)
Property, plant and equipment, net	1,069,492	1,069,492	-
Right of use assets, net	17,384	17,384	-
Investment in subsidiaries	497	497	-
Intangible assets, net	369,760	369,760	-
Goodwill	371,075	371,075	-
Other assets	4,274	4,274	-
Total non-current assets	1,832,482	1,832,482	-
Total assets	5,185,229	5,304,541	(119,312)
Liabilities and Stockholders’ Equity
Short term debt and borrowings	28,124	28,124	-
Accounts payable to suppliers	1,984,932	1,984,932	-
Accrued expenses	159,354	142,169	17,185	B
Provisions	118,468	115,192	3,276	D
Income tax payable	97,634	88,679	8,955	E
Statutory employee profit sharing	55,305	55,305	-
Lease liability	6,102	6,102	-
Total current liabilities	2,449,919	2,420,503	29,416
Employee benefits	2,093	2,093	-
Deferred income tax	38,975	80,907	(41,932)	A,B,C,D
Lease liability	11,778	11,778	-
Long term debt and borrowings	1,482,261	1,482,261	-
Total non-current liabilities	1,535,107	1,577,039	(41,932)
Total Liabilities	3,985,026	3,997,542	(12,516)

Stockholders’ Equity	1,185,548	1,292,344	(106,796)	A,B,C,D,E
Non-controlling interest	14,655	14,655	-
Total Stockholders’ Equity	1,200,203	1,306,999	(106,796)
Total Liabilities and Stockholders’ Equity	5,185,229	5,304,541	(119,312)

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on December 31, 2021

(In Thousands of Mexican Pesos)

For the three-months ended on December 31, 2021

	Adjusted	Previously presented	Difference	Reference
Net revenue	2,210,084	2,182,069	28,015	A
Cost of sales	1,109,659	1,010,815	98,844	A, B
Gross profit	1,100,425	1,171,254	(70,829)

Administrative expenses	326,284	325,978	306	D
Selling expenses	431,532	439,824	(8,292)	C
Distribution expenses	60,327	60,327	-
Total expenses	818,143	826,129	(7,986)

Share of results of subsidiaries	-	-	-

Operating income	282,282	345,125	(62,843)

Interest expense	(28,695)	(28,695)	-
Interest income	9,230	9,230	-
Unrealized loss in valuation of financial derivative instruments	(29,808)	(29,808)	-
Foreign exchange loss, net	(8,236)	(8,236)	-
Financing cost, net	(57,509)	(57,509)	-

Income before income taxes	224,773	287,616	(62,843)

Income taxes	89,605	99,503	(9,898)	A,B,C,D,E

Net income including minority interest	135,168	188,113	(52,945)
Non-controlling interest loss	3,706	3,706	-
Net income	138,874	191,819	(52,945)

For the three-months ended on December 31, 2021

Concept	Adjusted	Previously presented	Difference	Reference
Net income including minority interest	135,168	188,113	(52,945)	A,B,C,D,E
(+) Income taxes	89,605	99,503	(9,898)	A,B,C,D,E
(+) Financing cost, net	57,509	57,509	-
(+) Depreciation and amortization	23,650	23,650	-
EBITDA	305,932	368,775	(62,843)
EBITDA margin	13.8%	16.9%	(3.1)%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the twelve-months ended on December 31, 2021

(In Thousands of Mexican Pesos)

For the twelve-months ended on December 31, 2021

	Adjusted	Previously presented	Difference	Reference
Net revenue	10,067,683	10,039,668	28,015	A
Cost of sales	4,498,008	4,399,164	98,844	A, B
Gross profit	5,569,675	5,640,504	(70,829)

Administrative expenses	1,247,742	1,247,436	306	D
Selling expenses	1,256,289	1,264,581	(8,292)	C
Distribution expenses	463,779	463,779	-
Total expenses	2,967,810	2,975,796	(7,986)

Share of results of subsidiaries	-	-	-

Operating income	2,601,865	2,664,708	(62,843)

Interest expense	(75,818)	(75,818)	-
Interest income	25,872	25,872	-
Unrealized gain in valuation of financial derivative instruments	330,315	330,315	-
Foreign exchange loss, net	(319,739)	(319,739)	-
Financing cost, net	(39,370)	(39,370)	-

Income before income taxes	2,562,495	2,625,338	(62,843)

Income taxes	814,556	824,454	(9,898)	A,B,C,D,E

Net income including minority interest	1,747,939	1,800,884	(52,945)
Non-controlling interest loss	3,706	3,706	-
Net income	1,751,645	1,804,590	(52,945)

For the twelve-months ended on December 31, 2021

Concept	Adjusted	Previously presented	Difference	Reference
Net income including minority interest	1,747,939	1,800,884	(52,945)	A,B,C,D,E
(+) Income taxes	814,556	824,454	(9,898)	A,B,C,D,E
(+) Financing cost, net	39,370	39,370	-
(+) Depreciation and amortization	82,122	82,122	-
EBITDA	2,683,987	2,746,830	(62,843)
EBITDA margin	26.7%	27.4%	(0.70)%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the twelve-months ended on December 31, 2021

(In Thousands of Mexican Pesos)

	Adjusted	Previously presented	Difference	Reference
Cash flows from operating activities:
Profit for the period	1,747,939	1,800,884	(52,945)	A,B,C,D,E
Adjustments for:
Income tax expense recognized in profit of the year	814,556	824,454	(9,898)	A,B,C,D,E
Depreciation and amortization of non-current assets	82,122	82,122	-
Accounting effects from changing reporting	(36,400)	(22,466)	(13,934)	F
Interest income recognized in profit or loss	(25,872)	(25,872)	-
Interest expense recognized in profit or loss	75,818	75,818	-
Gain of property, plant, equipment sale	(478)	(478)	-
Unrealized gain in valuation of financial derivative instruments	(330,315)	(330,315)	-
Share-based payment expense	(12,974)	(12,974)	-
Movements in working capital:
Trade accounts receivable	(21,347)	(19,720)	(1,627)	A
Trade accounts receivable from related parties	(24)	(24)	-
Inventory, net	4,893	(64,312)	69,205	A,B
Prepaid expenses and other assets	22,894	31,184	(8,290)	C
Accounts payable to suppliers and accrued expenses	(64,699)	(81,882)	17,183	B
Provisions	(35,537)	(35,843)	306	D
Value added tax payable	(26,703)	(26,703)	-
Statutory employee profit sharing	47,951	47,951	-
Income taxes paid	(777,949)	(777,949)	-
Employee benefits	1,722	1,722	-
Net cash generated by operating activities	1,465,597	1,465,597	-
Cash flows from investing activities:
Investment in subsidiaries	50	50	-
Payments for property, plant and equipment, net	(401,736)	(401,736)	-
Proceeds from disposal of property, plant and equipment, net	12,521	12,521	-
Interest received	25,872	25,872	-
Restricted cash	42,915	42,915	-
Net cash used in investing activities	(320,378)	(320,378)	-
Cash flows from financing activities:
Repayment of borrowings	(646,716)	(646,716)	-
Proceeds from borrowings	1,520,000	1,520,000	-
Repayment of derivative financial instruments	(18,172)	(18,172)	-
Interest paid	(49,123)	(49,123)	-
Costs of emission	(18,931)	(18,931)	-
Lease payment	(6,899)	(6,899)	-
Dividends paid	(1,400,000)	(1,400,000)	-
Net cash used in in financing activities	(619,841)	(619,841)	-
Net increase in cash and cash equivalents	525,378	525,378	-
Cash and cash equivalents at the beginning of the period	649,820	649,820	-
Cash and cash equivalents at the end of the period	1,175,198	1,175,198	-

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of March 31,2022

(In Thousands of Mexican Pesos)

As of March 31, 2022

	Adjusted	Previously presented	Difference	Reference
Assets
Cash and cash equivalents	711,625	711,625	-
Trade accounts receivable, net	709,945	756,100	(46,155)	A
Accounts receivable from related parties	7	7	-
Inventories	1,644,619	1,670,444	(25,825)	A,B
Prepaid expenses	70,335	100,754	(30,419)	C
Other assets	56,083	56,083	-
Total current assets	3,192,614	3,295,013	(102,399)
Property, plant and equipment, net	1,092,165	1,092,165	-
Right of use assets, net	18,264	18,264	-
Investment in subsidiaries	1,521	1,521	-
Intangible assets, net	376,433	376,433	-
Goodwill	353,703	353,703	-
Other assets	3,229	3,229	-
Total non-current assets	1,845,315	1,845,315	-
Total assets	5,037,929	5,140,328	(102,399)
Liabilities and Stockholders’ Equity
Short term debt and borrowings	107,047	107,047	-
Accounts payable to suppliers	1,850,080	1,850,080	-
Accrued expenses	217,234	199,773	17,461	B,D
Income tax payable	61,290	52,335	8,955	E
Value added tax payable	12,805	12,805	-
Statutory employee profit sharing	67,415	67,415	-
Lease liability	7,934	7,934	-
Derivative financial instruments	71,219	71,219	-
Total current liabilities	2,395,024	2,368,608	26,416
Employee benefits	2,343	2,343	-
Deferred income tax	44,949	80,907	(35,958)	A,B,C,D
Lease liability	10,575	10,575	-
Long term debt and borrowings	1,483,082	1,483,082	-
Total non-current liabilities	1,540,949	1,576,907	(35,958)
Total Liabilities	3,935,973	3,945,515	(9,542)

Stockholders’ Equity	1,101,956	1,194,813	(92,857)	A,B,C,D,E
Total Stockholders’ Equity	1,101,956	1,194,813	(92,857)
Total Liabilities and Stockholders’ Equity	5,037,929	5,140,328	(102,399)

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on March 31, 2022

(In Thousands of Mexican Pesos)

For the three-months ended on March 31, 2022

	Adjusted	Previously presented	Difference	Reference
Net revenue	1,860,196	1,869,127	(8,931)	A,G
Cost of sales	653,852	680,327	(26,475)	A,B,G
Gross profit	1,206,344	1,188,800	17,544

Administrative expenses	319,650	315,954	3,696	D,G
Selling expenses	257,052	260,247	(3,195)	C
Distribution expenses	68,078	68,078	-
Total expenses	644,780	644,279	501

Share of results of subsidiaries	(16,611)	(18,333)	1,722	G

Operating income	544,953	526,188	18,765

Interest expense	(29,417)	(29,417)	-
Interest income	5,412	5,412	-
Unrealized loss in valuation of financial derivative instruments	(99,412)	(99,412)	-
Foreign exchange gain, net	6,840	6,840	-
Financing cost, net	(116,577)	(116,577)	-

Income before income taxes	428,376	409,611	18,765

Income taxes	148,610	142,636	5,974	A,B,C,D

Net income including minority interest	279,766	266,975	12,791
Non-controlling interest loss	1,468	320	1,148	G
Net income	281,234	267,295	13,939

For the three-months ended on March 31, 2022

Concept	Adjusted	Previously presented	Difference	Reference
Net income including minority interest	279,766	266,975	12,791	A,B,C,D,G
(+) Income taxes	148,610	142,636	5,974	A,B,C,D
(+) Financing cost, net	116,577	116,577	-
(+) Depreciation and amortization	21,617	21,617	-
EBITDA	566,570	547,805	18,765
EBITDA margin	30.5%	29.3%	1.1%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the three-months ended on March 31, 2022

(In Thousands of Mexican Pesos)

	Adjusted	Previously presented	Difference	Reference
Cash flows from operating activities:
Profit for the period	279,766	266,975	12,791	A,B,C,D,G
Adjustments for:
Income tax expense recognized in profit of the year	148,610	142,636	5,974	A,B,C,D
Depreciation and amortization of non-current assets	21,617	21,617	-
Interest income recognized in profit or loss	(5,412)	(5,412)	-
Interest expense recognized in profit or loss	29,417	29,417	-
Gain of property, plant, equipment sale	(61)	(61)	-
Unrealized loss in valuation of financial derivative instruments	99,412	99,412	-
Share-based payment expense	9,011	9,011	-
Currency translation effect	(96)	(96)	-
Loss in subsidiaries	5,708	4,560	1,148	G
Movements in working capital:
Trade accounts receivable	35,648	21,954	13,694	A
Trade accounts receivable from related parties	17	17	-
Inventory, net	(358,464)	(331,066)	(27,398)	A,B
Prepaid expenses and other assets	(7,789)	(4,580)	(3,209)	C
Accounts payable to suppliers and accrued expenses	(195,733)	(192,733)	(3,000)	D,B
Value added tax payable	12,805	12,805	-
Statutory employee profit sharing	12,110	12,110	-
Income taxes paid	(178,687)	(178,687)	-
Employee benefits	250	250	-
Net cash used in operating activities	(91,871)	(91,871)	-
Cash flows from investing activities:
Investment in subsidiaries	(1,024)	(1,024)	-
Payments for property, plant and equipment, net	(55,521)	(55,521)	-
Proceeds from disposal of property, plant and equipment, net	6,299	6,299	-
Interest received	5,412	5,412	-
Net cash used in investing activities	(44,834)	(44,834)	-
Cash flows from financing activities:
Repayment of borrowings	(120,006)	(120,006)	-
Proceeds from borrowings	220,000	220,000	-
Interest paid	(49,509)	(49,509)	-
Lease payment	(2,089)	(2,089)	-
Share repurchases	(25,264)	(25,264)	-
Dividends paid	(350,000)	(350,000)	-
Net cash used in in financing activities	(326,868)	(326,868)	-
Net decrease in cash and cash equivalents	(463,573)	(463,573)	-
Cash and cash equivalents at the beginning of the period	1,175,198	1,175,198	-
Cash and cash equivalents at the end of the period	711,625	711,625	-

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of June 30,2022

(In Thousands of Mexican Pesos)

As of June 30, 2022

	Adjusted	Previously presented	Difference	Reference
Assets
Cash and cash equivalents	575,727	575,727	-
Trade accounts receivable, net	1,170,038	1,215,517	(45,479)	A
Accounts receivable from related parties	6,414	6,414	-
Inventories	2,527,583	2,540,360	(12,777)	A,B
Prepaid expenses	149,915	177,126	(27,211)	C
Value added tax receivable	3,202	3,202	-
Other assets	502,478	502,478	-
Total current assets	4,935,357	5,020,824	(85,467)
Property, plant and equipment, net	1,848,424	1,848,424	-
Right of use assets, net	153,006	153,006	-
Deferred income tax	302,651	302,651	-
Investment in subsidiaries	1,235	1,235	-
Intangible assets, net	670,457	646,989	23,468	H
Goodwill	3,084,893	3,084,893	-
Other assets	121,732	121,732	-
Total non-current assets	6,182,398	6,158,930	23,468
Total assets	11,117,755	11,179,754	(61,999)
Liabilities and Stockholders’ Equity
Short term debt and borrowings	679,933	679,933	-
Accounts payable to suppliers	1,531,240	1,531,240	-
Accrued expenses	333,421	324,831	8,590	B
Provisions	780,945	775,076	5,869	D
Income tax payable	88,148	79,193	8,955	E
Value added tax payable	67,832	67,832	-
Trade accounts payable to related parties	120,001	120,001
Statutory employee profit sharing	73,442	73,442	-
Lease liability	114,075	114,075	-
Derivative financial instruments	42,904	42,904	-
Total current liabilities	3,831,941	3,808,527	23,414
Employee benefits	224,454	224,454	-
Deferred income tax	68,326	98,304	(29,978)	A,B,C,D
Lease liability	36,891	36,891	-
Long term debt and borrowings	5,905,688	5,905,688	-
Total non-current liabilities	6,235,359	6,265,337	(29,978)
Total Liabilities	10,067,300	10,073,864	(6,564)

Stockholders’ Equity	1,050,455	1,105,890	(55,435)	A,B,C,D,E,H
Total Stockholders’ Equity	1,050,455	1,105,890	(55,435)
Total Liabilities and Stockholders’ Equity	11,117,755	11,179,754	(61,999)

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on June 30, 2022

(In Thousands of Mexican Pesos)

For the three-months ended on June 30, 2022

	Adjusted	Previously presented	Difference	Reference
Net revenue	3,243,604	3,242,928	676	A
Cost of sales	986,294	1,003,668	(17,344)	A,B
Gross profit	2,257,310	2,239,290	18,020

Administrative expenses	769,034	791,204	(22,170)	D,H
Selling expenses	781,476	784,685	(3,209)	C
Distribution expenses	158,138	158,138	-
Total expenses	1,708,648	1,734,027	(25,379)

Share of results of subsidiaries	-	-	-

Operating income	548,662	505,263	43,399

Interest expense	(131,163)	(131,163)	-
Interest income	10,301	10,301	-
Unrealized gain in valuation of financial derivative instruments	28,315	28,315	-
Foreign exchange loss, net	(31,888)	(31,888)	-
Financing cost, net	(124,435)	(124,435)	-

Income before income taxes	424,227	380,828	43,399

Income taxes	135,122	129,143	5,979	A,B,C,D

Net income including minority interest	289,105	251,685	37,420
Non-controlling interest loss	317	316	1
Net income	289,422	252,001	37,421

For the three-months ended on June 30, 2022

Concept	Adjusted	Previously presented	Difference	Reference
Net income including minority interest	289,105	251,685	37,420	A,B,C,D,H
(+) Income taxes	135,122	129,143	5,979	A,B,C,D
(+) Financing cost, net	124,435	124,435	-
(+) Depreciation and amortization	66,604	90,072	(23,468)	H
EBITDA	615,266	595,335	19,931
EBITDA margin	19.0%	18,4%	0.6%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the six-months ended on June 30, 2022

(In Thousands of Mexican Pesos)

For the six-months ended on June 30, 2022

	Adjusted	Previously presented	Difference	Reference
Net revenue	5,103,800	5,112,055	(8,255)	A,G
Cost of sales	1,640,146	1,683,965	(43,819)	A,B,G
Gross profit	3,463,654	3,428,090	35,564

Administrative expenses	1,088,684	1,107,158	(18,474)	D,G,H
Selling expenses	1,038,528	1,044,932	(6,404)	C
Distribution expenses	226,216	226,216	-
Total expenses	2,353,428	2,378,306	(24,878)

Share of results of subsidiaries	(16,611)	(18,333)	1,722	G

Operating income	1,093,615	1,031,451	62,164

Interest expense	(160,580)	(160,580)	-
Interest income	15,713	15,713	-
Unrealized loss in valuation of financial derivative instruments	(71,097)	(71,097)	-
Foreign exchange loss, net	(25,048)	(25,048)	-
Financing cost, net	(241,012)	(241,012)	-

Income before income taxes	852,603	790,439	62,164

Income taxes	283,732	271,779	11,953	A,B,C,D

Net income including minority interest	568,871	518,660	50,211
Non-controlling interest loss	1,785	636	1,149	G
Net income	570,656	519,296	51,360

For the six-months ended on September 30, 2022

Concept	Adjusted	Previously presented	Difference	Reference
Net income including minority interest	568,871	518,660	50,211	A,B,C,D,G,H
(+) Income taxes	283,732	271,779	11,953	A,B,C,D
(+) Financing cost, net	241,012	241,012	-
(+) Depreciation and amortization	88,221	111,689	(23,468)	H
EBITDA	1,181,836	1,143,140	38,696
EBITDA margin	23.2%	22.4%	0.8%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the six-months ended on June 30, 2022

(In Thousands of Mexican Pesos)

	Adjusted	Previously presented	Difference	Reference
Cash flows from operating activities:
Profit for the period	568,871	518,660	50,211	A,B,C,D,G,H
Adjustments for:
Income tax expense recognized in profit of the year	283,732	271,779	11,953	A,B,C,D
Depreciation and amortization of non-current assets	88,221	111,689	(23,468)	H
Interest income recognized in profit or loss	(15,713)	(15,713)	-
Interest expense recognized in profit or loss	160,580	160,580	-
Gain of property, plant, equipment sale	(368)	(368)	-
Unrealized loss in valuation of financial derivative instruments	71,097	71,097	-
Share-based payment expense	9,011	9,011	-
Currency translation effect	1,291	1,291	-
Loss in subsidiaries	5,709	4,560	1,149	G
Movements in working capital:
Trade accounts receivable	67,664	54,646	13,018	A
Trade accounts receivable from related parties	3,857	3,857	-
Inventory, net	(233,653)	(193,207)	(40,446)	A,B
Prepaid expenses and other assets	(149,543)	(143,126)	(6,417)	C
Accounts payable to suppliers and accrued expenses	(739,979)	(731,386)	(8,593)	B
Provisions	(37,107)	(39,700)	2,593	D
Value added tax payable	85,719	85,719	-
Statutory employee profit sharing	(39,058)	(39,058)	-
Trade accounts payable to related parties	120,204	120,204
Income taxes paid	(307,100)	(307,100)	-
Employee benefits	3,642	3,642	-
Net cash used in operating activities	(52,923)	(52,923)	-
Cash flows from investing activities:
Investment in subsidiaries	(4,629,997)	(4,629,997)	-
Payments for property, plant and equipment, net	(110,603)	(110,603)	-
Proceeds from disposal of property, plant and equipment, net	5,486	5,486	-
Interest received	15,713	15,713	-
Net cash used in investing activities	(4,719,401)	(4,719,401)	-
Cash flows from financing activities:
Repayment of borrowings	(220,010)	(220,010)	-
Proceeds from borrowings	5,368,651	5,368,651	-
Interest paid	(154,629)	(154,629)	-
Costs of emission	(76,910)	(76,910)
Lease payment	(18,985)	(18,985)	-
Share repurchases	(25,264)	(25,264)	-
Dividends paid	(700,000)	(700,000)	-
Net cash generated in in financing activities	4,172,853	4,172,853	-
Net decrease in cash and cash equivalents	(599,471)	(599,471)	-
Cash and cash equivalents at the beginning of the period	1,175,198	1,175,198	-
Cash and cash equivalents at the end of the period	575,727	575,727	-

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of September 30, 2022

(In Thousands of Mexican Pesos)

As of September 30, 2022

	Adjusted	Previously presented	Difference	Reference
Assets
Cash and cash equivalents	471,585	471,585	-
Trade accounts receivable, net	1,219,961	1,251,993	(32,032)	A
Accounts receivable from related parties	229	229	-
Inventories	2,416,485	2,417,522	(1,037)	A,B
Prepaid expenses	119,208	143,211	(24,003)	C
Other assets	552,151	552,151	-
Total current assets	4,779,619	4,836,691	(57,072)
Property, plant and equipment, net	1,815,290	1,815,290	-
Right of use assets, net	137,187	137,187	-
Deferred income tax	302,651	302,651	-
Investment in subsidiaries	1,237	1,237	-
Intangible assets, net	665,905	618,970	46,935	H
Goodwill	3,158,464	3,158,464	-
Other assets	116,875	116,875	-
Total non-current assets	6,197,609	6,150,674	46,935
Total assets	10,977,228	10,987,365	(10,137)
Liabilities and Stockholders’ Equity
Short term debt and borrowings	642,647	642,647	-
Accounts payable to suppliers	1,362,098	1,362,098	-
Accrued expenses	393,486	389,190	4,296	B
Provisions	812,802	805,636	7,166	D
Income tax payable	168,380	159,425	8,955	E
Value added tax payable	77,272	77,272	-
Trade accounts payable to related parties	120,370	120,370	-
Statutory employee profit sharing	103,235	103,235	-
Lease liability	103,274	103,274	-
Derivative financial instruments	29,926	29,926	-
Total current liabilities	3,813,490	3,793,073	20,417
Employee benefits	227,923	227,923	-
Deferred income tax	77,744	98,304	(20,560)	A,B,C,D
Lease liability	33,190	33,190	-
Long term debt and borrowings	5,910,384	5,910,384	-
Total non-current liabilities	6,249,241	6,269,801	(20,560)
Total Liabilities	10,062,731	10,062,874	(143)

Stockholders’ Equity	913,749	923,743	(9,994)	A,B,C,D,E,H
Non-controlling interest	748	748	-
Total Stockholders’ Equity	914,497	924,491	(9,994)
Total Liabilities and Stockholders’ Equity	10,977,228	10,987,365	(10,137)

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on September 30, 2022

(In Thousands of Mexican Pesos)

For the three-months ended on September 30, 2022

	Adjusted	Previously presented	Difference	Reference
Net revenue	3,171,289	3,157,842	13,447	A
Cost of sales	983,549	999,584	(16,035)	A,B
Gross profit	2,187,740	2,158,258	29,482

Administrative expenses	708,542	730,710	(22,168)	D,H
Selling expenses	859,266	862,474	(3,208)	C
Distribution expenses	157,968	157,968	-
Total expenses	1,725,776	1,751,152	(25,376)

Share of results of subsidiaries	-	-	-

Operating income	461,964	407,106	54,858

Interest expense	(184,872)	(184,873)	1
Interest income	7,070	7,070	-
Unrealized gain in valuation of financial derivative instruments	12,978	12,978	-
Foreign exchange loss, net	(25,503)	(25,503)	-
Financing cost, net	(190,327)	(190,328)	1

Income before income taxes	271,637	216,778	54,859

Income taxes	220,098	210,680	9,418	A,B,C,D

Net income including minority interest	51,539	6,098	45,441
Non-controlling interest loss	414	414	-
Net income	51,953	6,512	45,441

For the three-months ended on September 30, 2022

Concept	Adjusted	Previously presented	Difference	Reference
Net income including minority interest	51,539	6,098	45,441	A,B,C,D,H
(+) Income taxes	220,098	210,680	9,418	A,B,C,D
(+) Financing cost, net	190,327	190,328	(1)
(+) Depreciation and amortization	72,966	96,434	(23,468)	H
EBITDA	534,930	503,540	31,390
EBITDA margin	16.9%	15.9%	(1.0)%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the nine-months ended on September 30, 2022

(In Thousands of Mexican Pesos)

For the nine-months ended on September 30, 2022

	Adjusted	Previously presented	Difference	Reference
Net revenue	8,275,089	8,269,897	5,192	A,G
Cost of sales	2,623,695	2,683,549	(59,854)	A,B,G
Gross profit	5,651,394	5,586,348	65,046

Administrative expenses	1,797,226	1,837,868	(40,642)	D,G,H
Selling expenses	1,897,794	1,907,406	(9,612)	C
Distribution expenses	384,184	384,184	-
Total expenses	4,079,204	4,129,458	(50,254)

Share of results of subsidiaries	(16,611)	(18,333)	1,722	G

Operating income	1,555,579	1,438,557	117,022

Interest expense	(345,452)	(345,453)	1
Interest income	22,783	22,783	-
Unrealized loss in valuation of financial derivative instruments	(58,119)	(58,119)	-
Foreign exchange loss, net	(50,551)	(50,551)	-
Financing cost, net	(431,339)	(431,340)	1

Income before income taxes	1,124,240	1,007,217	117,023

Income taxes	503,830	482,459	21,371	A,B,C,D

Net income including minority interest	620,410	524,758	95,652
Non-controlling interest loss	2,199	1,050	1,149	G
Net income	622,609	525,808	96,801

For the nine-months ended on September 30, 2022

Concept	Adjusted	Previously presented	Difference	Reference
Net income including minority interest	620,410	524,758	95,652	A,B,C,D,G,H
(+) Income taxes	503,830	482,459	21,371	A,B,C,D
(+) Financing cost, net	431,339	431,340	(1)
(+) Depreciation and amortization	161,187	208,123	(46,936)	H
EBITDA	1,716,766	1,646,680	70,086
EBITDA margin	20.7%	19.9%	0.80%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the nine-months ended on September 30, 2022

(In Thousands of Mexican Pesos)

	Adjusted	Previously presented	Difference	Reference
Cash flows from operating activities:
Profit for the period	620,410	524,758	95,652	A,B,C,D,G,H
Adjustments for:
Income tax expense recognized in profit of the year	503,830	482,459	21,371	A,B,C,D
Depreciation and amortization of non-current assets	161,187	208,123	(46,936)	H
Interest income recognized in profit or loss	(22,783)	(22,783)	-
Interest expense recognized in profit or loss	345,452	345,453	(1)
Unrealized loss in valuation of financial derivative instruments	58,119	58,119	-
Share-based payment expense	9,011	9,011	-
Gain on disposal of equipment	(5)	(5)	-
Currency translation effect	(153)	(153)	-
Loss in subsidiaries	4,537	3,388	1,149	G
Movements in working capital:
Trade accounts receivable	17,741	18,170	(429)	A
Trade accounts receivable from related parties	7,637	7,637	-
Inventory, net	(122,555)	(70,369)	(52,186)	A,B
Prepaid expenses and other assets	(167,199)	(157,574)	(9,625)	C
Accounts payable to suppliers and accrued expenses	(852,653)	(839,766)	(12,887)	B
Provisions	4,830	940	3,890	D
Value added tax payable	98,361	98,361	-
Statutory employee profit sharing	(9,265)	(9,265)	-
Trade accounts payable to related parties	120,573	120,573	-
Income taxes paid	(433,955)	(433,955)	-
Employee benefits	12,371	12,371	-
Net cash generated by operating activities	355,491	355,493	(2)
Cash flows from investing activities:
Investment in subsidiaries	(4,699,204)	(4,699,204)	-
Payments for property, plant and equipment, net	(129,218)	(129,218)	-
Proceeds from disposal of property, plant and equipment, net	7,229	7,229	-
Interest received	27,598	27,597	1
Net cash used in investing activities	(4,793,595)	(4,793,596)	1
Cash flows from financing activities:
Repayment of borrowings	(370,157)	(370,157)	-
Proceeds from borrowings	5,490,252	5,490,252	-
Interest paid	(334,987)	(334,987)	-
Costs of emission	(88,144)	(88,144)
Lease payment	(37,599)	(37,600)	1
Share repurchases	(25,264)	(25,264)	-
Dividends paid	(899,610)	(899,610)	-
Net cash used in in financing activities	3,734,491	3,734,490	1
Net decrease in cash and cash equivalents	(703,613)	(703,613)	-
Cash and cash equivalents at the beginning of the period	1,175,198	1,175,198	-
Cash and cash equivalents at the end of the period	471,585	471,585	-

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of December 31, 2022

(In Thousands of Mexican Pesos)

As of December 31, 2022

	Adjusted	Previously presented	Difference	Reference
Assets
Cash and cash equivalents	815,644	686,146	129,498	I
Trade accounts receivable, net	971,063	995,200	(24,137)	A
Accounts receivable from related parties	61	61	-
Inventories	2,122,670	2,111,089	11,581	A,B
Prepaid expenses	52,562	73,357	(20,795)	C
Income tax recoverable	204,860	90,231	114,629	J,E
Other assets	188,266	471,126	(282,860)	I,J,K
Total current assets	4,355,126	4,427,210	(72,084)
Property, plant and equipment, net	2,973,374	2,973,374	-
Right of use assets, net	293,565	293,565	-
Deferred income tax	319,157	319,157	-
Investment in subsidiaries	1,236	1,236	-
Intangible assets, net	1,743,882	1,673,479	70,403	H
Goodwill	1,599,718	1,575,127	24,591	K
Other assets	46,675	115,384	(68,709)	L
Total non-current assets	6,977,607	6,951,322	26,285
Total assets	11,332,733	11,378,532	(45,799)
Liabilities and Stockholders’ Equity
Short term debt and borrowings	230,419	230,419	-
Accounts payable to suppliers	1,371,778	1,371,778	-
Accrued expenses	305,588	305,588	-
Provisions	793,412	790,136	3,276	D
Value added tax payable	89,142	89,142	-
Trade accounts payable to related parties	96,859	96,859	-
Statutory employee profit sharing	135,298	135,298	-
Lease liability	85,399	211,656	(126,257)	M
Derivative financial instruments	15,329	15,329	-
Total current liabilities	3,123,224	3,246,205	(122,981)
Employee benefits	153,907	222,616	(68,709)	L
Deferred income tax	833,557	844,545	(10,988)	A,B,C,D
Lease liability	206,509	80,252	126,257	M
Long term debt and borrowings	5,918,256	5,918,256	-
Total non-current liabilities	7,112,229	7,065,669	46,560
Total Liabilities	10,235,453	10,311,874	(76,421)

Stockholders’ Equity	1,096,097	1,065,475	30,622	A,B,C,D,H
Non-controlling interest	1,183	1,183	-
Total Stockholders’ Equity	1,097,280	1,066,658	30,622
Total Liabilities and Stockholders’ Equity	11,332,733	11,378,532	(45,799)

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on December 31, 2022

(In Thousands of Mexican Pesos)

For the three-months ended on December 31, 2022

	Adjusted	Previously presented	Difference	Reference
Net revenue	3,232,460	3,229,328	3,132	A,G
Cost of sales	955,398	977,533	(22,135)	A,B,G
Gross profit	2,277,062	2,251,795	25,267

Administrative expenses	799,416	739,516	59,900	D,G,H
Selling expenses	910,236	953,728	(43,492)	C
Distribution expenses	89,332	138,722	(49,390)
Total expenses	1,798,984	1,831,966	(32,982)

Share of results of subsidiaries	(5,251)	(3,529)	(1,722)	G

Operating income	472,827	416,300	56,527

Interest expense	(197,869)	(197,868)	(1)
Interest income	5,906	5,906	-
Unrealized gain in valuation of financial derivative instruments	14,597	14,597	-
Foreign exchange loss, net	(32,817)	(32,817)	-
Financing cost, net	(210,183)	(210,182)	(1)

Income before income taxes	262,644	206,118	56,526

Income taxes	13,090	(1,670)	14,760	A,B,C,D,E

Net income including minority interest	249,554	207,788	41,766
Non-controlling interest loss	394	1,543	(1,149)	G
Net income	249,948	209,331	40,617

For the three-months ended on December 31, 2022

Concept	Adjusted	Previously presented	Difference	Reference
Net income including minority interest	249,554	207,788	41,766	A,B,C,D,E,G,H
(+) Income taxes	13,090	(1,670)	14,760	A,B,C,D,E
(+) Financing cost, net	210,183	210,182	1
(+) Depreciation and amortization	126,515	149,982	(23,467)	H
EBITDA	599,342	566,282	33,060
EBITDA margin	18.5%	17.5%	1.0%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the twelve-months ended on December 31, 2022

(In Thousands of Mexican Pesos)

For the twelve-months ended on December 31, 2022

	Adjusted	Previously presented	Difference	Reference
Net revenue	11,507,549	11,499,225	8,324	A
Cost of sales	3,579,093	3,661,082	(81,989)	A,B
Gross profit	7,928,456	7,838,143	90,313

Administrative expenses	2,596,642	2,577,384	19,258	D,H
Selling expenses	2,808,030	2,861,134	(53,104)	C
Distribution expenses	473,516	522,906	(49,390)
Total expenses	5,878,188	5,961,424	(83,236)

Share of results of subsidiaries	(21,862)	(21,862)	-

Operating income	2,028,406	1,854,857	173,549

Interest expense	(543,321)	(543,321)	-
Interest income	28,689	28,689	-
Unrealized loss in valuation of financial derivative instruments	(43,522)	(43,522)	-
Foreign exchange loss, net	(83,368)	(83,368)	-
Financing cost, net	(641,522)	(641,522)	-

Income before income taxes	1,386,884	1,213,335	173,549

Income taxes	516,920	480,789	36,131	A,B,C,D,E

Net income including minority interest	869,964	732,546	137,418
Non-controlling interest loss	2,593	2,593	-
Net income	872,557	735,139	137,418

For the twelve-months ended on December 31, 2022

Concept	Adjusted	Previously presented	Difference	Reference
Net income including minority interest	869,964	732,546	137,418	A,B,C,D,E,H
(+) Income taxes	516,920	480,789	36,131	A,B,C,D,E
(+) Financing cost, net	641,522	641,522	-
(+) Depreciation and amortization	287,702	358,105	(70,403)	H
EBITDA	2,316,108	2,212,962	103,146
EBITDA margin	20.1%	19.2%	0.90%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the twelve-months ended on December 31, 2022

(In Thousands of Mexican Pesos)

	Adjusted	Previously presented	Difference	Reference
Cash flows from operating activities:
Profit for the period	869,964	732,546	137,418	A,B,C,D,E,H
Adjustments for:
Income tax expense recognized in profit of the year	516,920	480,789	36,131	A,B,C,D,E
Depreciation and amortization of non-current assets	287,702	358,105	(70,403)	H
Interest income recognized in profit or loss	543,321	543,321	-
Interest expense recognized in profit or loss	(28,689)	(28,689)	-
Loss of property, plant, equipment sale	4,758	4,758	-
Unrealized gain in valuation of financial derivative instruments	43,522	43,522	-
Share-based payment expense	5,991	5,934	57
Currency effect	(8,653)	789	(9,442)	X
Divestment of subsidiaries	10,983	11,755	(772)	G
Movements in working capital:
Trade accounts receivable	266,640	274,963	(8,323)	A
Trade accounts receivable from related parties	30,246	30,246	-
Inventory, net	171,260	236,064	(64,804)	A,B
Prepaid expenses and other assets	(48,383)	(186,595)	138,212	C,I,J,K,L
Accounts payable to suppliers and accrued expenses	(940,039)	(915,238)	(24,801)	B,P
Provisions	(24,640)	(24,640)	-
Value added tax payable	110,231	110,231	-
Statutory employee profit sharing	22,798	22,798	-
Trade accounts payable to related parties	97,029	86,615	10,414	P
Income taxes paid	(542,527)	(542,527)	-
Employee benefits	21,268	21,268	-
Net cash generated by operating activities	1,409,702	1,266,015	143,687
Cash flows from investing activities:
Investment in subsidiaries	(4,700,349)	(4,700,349)	-
Payments for property, plant and equipment, net	(175,653)	(169,652)	(6,001)	X
Proceeds from disposal of property, plant and equipment, net	22,091	16,090	6,001	X
Interest received	28,689	43,384	(14,695)	P
Net cash used in investing activities	(4,825,222)	(4,810,527)	(14,695)
Cash flows from financing activities:
Repayment of borrowings	(1,120,025)	(1,120,025)	-
Proceeds from borrowings	5,818,705	5,818,705	-
Interest paid	(502,847)	(502,847)	-
Costs of emission	(88,722)	(88,722)	-
Lease payment	(76,214)	(76,777)	563
Share repurchases	(25,321)	(25,264)	(57)
Dividends paid	(949,610)	(949,610)	-
Net cash generated by in financing activities	3,055,966	3,055,460	506
Net decrease in cash and cash equivalents	(359,554)	(489,052)	129,498	I
Cash and cash equivalents at the beginning of the period	1,175,198	1,175,198	-
Cash and cash equivalents at the end of the period	815,644	686,146	129,498

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of March 31,2023

(In Thousands of Mexican Pesos)

As of March 31, 2023

	Adjusted	Previously presented	Difference	Reference
Assets
Cash and cash equivalents	579,788	579,788	-
Trade accounts receivable, net	1,209,278	1,238,152	(28,874)	A
Accounts receivable from related parties	12	12	-
Inventories	1,845,278	1,832,185	13,093	A,B
Prepaid expenses	113,075	134,843	(21,768)	C
Income tax recoverable	217,268	235,280	(18,012)	E
Other assets	192,968	192,968	-
Total current assets	4,157,667	4,213,228	(55,561)
Property, plant and equipment, net	2,933,315	2,933,315	-
Right of use assets, net	282,343	282,343	-
Deferred income tax	319,157	319,157
Investment in subsidiaries	1,236	1,236	-
Intangible assets, net	1,715,686	1,645,283	70,403	H
Goodwill	1,599,718	1,553,689	46,029	Q
Other assets	44,373	44,373	-
Total non-current assets	6,895,828	6,779,396	116,432
Total assets	11,053,495	10,992,624	60,871
Liabilities and Stockholders’ Equity
Short term debt and borrowings	761,419	761,419	-
Accounts payable to suppliers	1,382,580	1,382,580	-
Accrued expenses	280,890	279,784	1,106	X
Provisions	791,437	792,345	(908)	D
Value added tax payable	132,192	132,192	-
Trade accounts payable to related parties	104,917	104,917
Statutory employee profit sharing	162,844	162,A844	-
Lease liability	94,890	94,890	-
Derivative financial instruments	65,545	65,545	-
Total current liabilities	3,776,714	3,776,516	198
Employee benefits	150,876	150,876	-
Deferred income tax	832,239	844,545	(12,306)	A,B,C,D
Lease liability	184,731	184,731	-
Long term debt and borrowings	4,926,846	4,926,846	-
Total non-current liabilities	6,094,692	6,106,998	(12,306)
Total Liabilities	9,871,406	9,883,514	(12,108)

Stockholders’ Equity	1,180,732	1,107,753	72,979	Q
Non-controlling interest	1,357	1,357
Total Stockholders’ Equity	1,182,089	1,109,110	72,979
Total Liabilities and Stockholders’ Equity	11,053,495	10,992,624	60,871

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on March 31, 2023

(In Thousands of Mexican Pesos)

For the three-months ended on March 31, 2023

	Adjusted	Previously presented	Difference	Reference
Net revenue	3,264,211	3,268,948	(4,737)	A
Cost of sales	887,983	889,495	(1,512)	A
Gross profit	2,376,228	2,379,453	(3,225)

Administrative expenses	824,760	824,562	198	D
Selling expenses	845,475	844,502	973	C
Distribution expenses	145,177	145,177	-
Total expenses	1,815,412	1,814,241	1,171

Share of results of subsidiaries	-	-	-

Operating income	560,816	565,212	(4,396)

Interest expense	-210,935	(210,935)	-
Interest income	12,494	12,494	-
Unrealized loss in valuation of financial derivative instruments	-50,216	(50,216)	-
Foreign exchange gain, net	-10,573	(10,573)	-
Financing cost, net	-259,230	(259,230)	-

Income before income taxes	301,586	305,982	(4,396)

Income taxes	113,357	114,081	(724)	A,C,D,E

Net income including minority interest	188,229	191,901	(3,672)
Non-controlling interest gain	-232	(232)	-
Net income	187,997	191,669	(3,672)

For the three-months ended on March 31, 2023

Concept	Adjusted	Previously presented	Difference	Reference
Net income including minority interest	188,229	191,901	(3,672)	A,C,D,E
(+) Income taxes	113,357	114,081	(724)	A,C,D,E
(+) Financing cost, net	259,230	259,230	-
(+) Depreciation and amortization	93,744	93,744	-
EBITDA	654,560	658,956	(4,396)
EBITDA margin	20.1%	20.2%	(0.1)%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the three-months ended on March 31, 2023

(In Thousands of Mexican Pesos)

	Adjusted	Previously presented	Difference	Reference
Cash flows from operating activities:
Profit for the period	188,229	191,901	(3,672)	A,C,D,E
Adjustments for:
Income tax expense recognized in profit of the year	113,357	114,081	(724)	A,C,D,E
Depreciation and amortization of non-current assets	93,744	93,744	-
Interest income recognized in profit or loss	(12,494)	(12,494)	-
Interest expense recognized in profit or loss	210,935	210,935	-
Unrealized loss in valuation of financial derivative instruments	50,216	50,216	-
Share-based payment expense	489	489	-
Currency translation effect	(4,045)	(4,125)	80
Movements in not- controlling interest	(58)	(58)	-
Movements in working capital:
Trade accounts receivable	(238,216)	(242,952)	4,736	A
Trade accounts receivable from related parties	49	49	-
Inventory, net	277,392	278,904	(1,512)	A
Prepaid expenses and other assets	(62,914)	70,657	(133,571)	C,I,J,K,L
Accounts payable to suppliers and accrued expenses	(6,512)	(15,861)	9,349	B,P
Provisions	(1,975)	2,209	(4,184)	D
Value added tax payable	43,050	43,050	-
Statutory employee profit sharing	27,546	27,546	-
Trade accounts payable to related parties	8,058	8,058	-
Income taxes paid	(129,866)	(129,866)	-
Employee benefits	(3,031)	(3,031)	-
Net cash generated by in operating activities	553,954	683,452	(129,498)
Cash flows from investing activities:
Investment in subsidiaries	-	-	-
Payments for property, plant and equipment, net	(10,707)	(10,707)	-
Proceeds from disposal of property, plant and equipment, net	6,065	6,065	-
Interest received	12,494	12,494	-
Net cash generated by investing activities	7,852	7,852	-
Cash flows from financing activities:
Repayment of borrowings	(1,000,000)	(1,000,000)	-
Proceeds from borrowings	550,000	550,000	-
Interest paid	(215,719)	(215,719)	-
Lease payment	(32,137)	(32,137)	-
Dividends paid	(99,806)	(99,806)	-
Net cash used in in financing activities	(797,662)	(797,662)	-
Net decrease in cash and cash equivalents	(235,856)	(106,358)	(129,498)
Cash and cash equivalents at the beginning of the period	815,644	686,146	129,498
Cash and cash equivalents at the end of the period	579,788	579,788	-